Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighteenth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The eighteenth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 22, 2019 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated August 5, 2019. Out of the Company’s nine directors, seven directors attended the Meeting. The following directors attended the Meeting in person: Su Hengxuan, executive director of the Company; Yuan Changqing and Liu Huimin, non-executive directors of the Company; and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Wang Bin, chairman and executive director of the Company, was on leave for other business and authorized in writing, Su Hengxuan, an executive director of the Company, to act on his behalf and cast the votes and preside over the Meeting for him. Yin Zhaojun, a non-executive director of the Company, was on leave for other business and authorized in writing, Liu Huimin, a non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Su Hengxuan. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2019

The Board passed the Proposal regarding the Interim Financial Reports for the First Half of 2019, which include the financial statements for the first half of 2019 prepared in accordance with PRC GAAP, the financial statements for the first half of 2019 prepared in accordance with IFRS, and the report on changes in accounting estimates for the first half of 2019. The independent directors gave their independent opinions and agreed on changes in the accounting estimates for the first half of 2019.

Voting result: 9 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2019 and the H Shares Interim Report of the Company for the First Half of 2019

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal regarding the Interim Solvency Report of the Company for the First Half of 2019

Voting result: 9 for, 0 against, with no abstention

4.	The Proposal regarding Nominating Mr. Yang Chuanyong as the Person in charge of the Audit Matters of the Company

The independent directors gave their independent opinions and agreed on the proposal. Please refer to the annex of this announcement for biographical details of Mr. Yang Chuanyong.

Voting result: 9 for, 0 against, with no abstention

5.	The Proposal regarding Conducting the Businesses of Credit Risk Mitigation Tool and Credit Protection Tool by the Company

Voting result: 9 for, 0 against, with no abstention

6.	The Proposal regarding Increasing the Scale of Entrusted Investment of Market-based RMB of the Company for the Year 2019

Voting result: 9 for, 0 against, with no abstention

7.	The Proposal regarding the Framework Agreement for Daily Transactions with China Life AMP Asset Management Co., Ltd.

Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, and Mr. Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the shareholders’ meeting of the Company for approval. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 4 for, 0 against, with no abstention

8.	The Proposal regarding the Company’s Investment in the China Life Jiequan Health Industry Investment Fund Project

Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, and Mr. Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 4 for, 0 against, with no abstention

9.	The Proposal regarding the Renewal of the Cooperation Framework Agreement for Investment Management with Insurance Funds with China Life Capital Investment Company Limited

Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin, and Mr. Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 4 for, 0 against, with no abstention

Commission File Number 001-31914

10.	The Proposal regarding the Task Performance and Evaluation Results of the Company for the Year of 2018

Voting result: 9 for, 0 against, with no abstention

11.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2019

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 22, 2019

Commission File Number 001-31914

Annex

Biography of Mr. Yang Chuanyong

Mr. Yang Chuanyong, born in March, 1963, is the General Manager of the Audit Department of the Company from June 2019. He served as the General Manager of the Company’s Branch of Guangxi Zhuang Autonomous Region from 2017 to 2019. From 2012 to 2017, he served as the General Manager of the Legal and Compliance Department and the Director of the Office of the Company. From 2004 to 2012, he served as the Assistant to the Director and the Deputy Director of the Office, the General Manager of the Strategic Planning Department, and the Deputy General Manager of the Beijing Branch of the Company. Mr. Yang graduated in January 2010 from the Tsinghua University with an EMBA degree, majoring in business administration for executives.

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